KH

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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3/10

[redacted]

14046264

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC
Mail Processing
Section
FEB 26 2014
Washington DC
404

| SEC FILE NUMBER |
|---|
| ~~8-7535~~ |

8-12730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 AND ENDING 12/31/13
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.H.Leblang, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 East 56th Street #6F
(No. and Street)

New York, New York 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lila Leblang 212-308-5850
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schulman Wolfson & Abruzzo, LLP
(Name – *if individual, state last, first, middle name*)

1001 Avenue of Americas New York, New York 10018
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

GD 3/21/14

**M. H. Leblang, Inc.**

**Financial Statements**

**December 31, 2013**

**M H Leblang, Inc.**
**Financial Statements**

**December 31, 2013**

## Index

Schulman Lobel Wolfson Zand
Abruzzo Katzen & Blackman LLP
certified public accountants and advisors

NEW YORK • 1001 Avenue of the Americas, 10th Floor • New York, NY 10018
Tel 212.868.5781 • Fax 212.868.5782
NEW JERSEY • 2 King Arthur Court, Suite A • North Brunswick, New Jersey 08902
Tel 908.964.8300 • Fax 908.964.9090

www.schulmanlobel.com

**Board of Directors**
**M. H. Leblang, Inc.**
**New York, New York**

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

We have audited the accompanying statement of financial condition of M. H. Leblang, Inc. (Company), as of December 31, 2013, and the related statements of operations, cash flows and changes in stockholder's equity for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M. H. Leblang, Inc., as of December 31, 2013, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information, pages 10, 11, and 12, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule l7a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplemental information, pages 10, 11, and 12, has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplemental information, pages 10, 11, and 12, are fairly stated in all material respects in relation to the financial statements as a whole.

Schulman Lobel Wolfson Zand Abruzzo Katzen + Blackman LLP

Schulman Lobel Wolfson Zand Abruzzo Katzen & Blackman LLP
New York, New York
February 14, 2014

## M. H. Leblang, Inc.

### Statement of Financial Position
### December 31, 2013

**Assets**

| | | |
|---|---|---|
| **Current Assets** | | |
| Cash | $ 37,450 | |
| Investment in annuity | 13,123 | |
| Commissions receivable | 5,660 | |
| Due from stockholder/officer | 2,962 | |
| Prepaid taxes | 401 | |
| **Total Assets** | | $ 59,596 |

**Liabilities and Stockholder's Equity**

| | | |
|---|---|---|
| **Current Liabilities** | | |
| Accrued expenses | $ 6,000 | |
| Payroll taxes payable | 1,322 | |
| Corporate taxes payable | 75 | |
| **Total Current Liabilities** | 7,397 | |
| **Total Liabilities** | | 7,397 |
| **Stockholder's Equity** | | |
| Capital stock, no par value, 200 shares authorized and outstanding | $ 5,000 | |
| Retained earnings | 35,962 | |
| Accumulated other comprehensive income | 11,237 | |
| **Total Stockholder's Equity** | | 52,199 |
| **Total Liabilities and Stockholder's Equity** | | $ 59,596 |

## M. H. Leblang, Inc.

### Statement of Operations
### Year Ended December 31, 2013

| | | |
|---|---|---|
| **Revenues** | | |
| Commission income | | $ 109,253 |
| **Expenses** | | |
| Accounting | $ 10,285 | |
| Commission expense | 21,925 | |
| Computer expense | 2,550 | |
| Consultants | 35,600 | |
| Entertainment | 4,502 | |
| Fees and licenses | 4,205 | |
| Insurance | 2,776 | |
| Office expense | 1,451 | |
| Office salaries | 20,704 | |
| Payroll taxes | 1,135 | |
| Postage | 546 | |
| Rent | 20,505 | |
| Telephone | 1,911 | |
| Travel | 6,286 | |
| Utilities | 618 | |
| **Total Expenses** | | 134,999 |
| **Loss from Operations** | | (25,746) |
| **Other Income** | | |
| Interest income | | 117 |
| **Income Taxes** | | 2,373 |
| **Net Loss** | | (23,256) |
| **Other Comprehensive Income** | | |
| Unrealized income on investment in annuity | | 3,386 |
| **Comprehensive Loss** | | $ (19,870) |

See independent auditors' report and notes to financial statements

**M. H. Leblang, Inc.**

**Statement of Changes in Stockholder's Equity**
**Year Ended December 31, 2013**

| | Shares | Amount | Retained Earnings | Other Comprehensive Income (Loss) | Total |
|---|---|---|---|---|---|
| Balance – January 1, 2013 | 200 | $ 5,000 | $ 59,218 | $ 7,851 | $ 72,069 |
| Net Loss | -- | -- | (23,256) | -- | (23,256) |
| Unrealized gain on investment in annuity | -- | -- | -- | 3,386 | 3,386 |
| Balance – December 31, 2013 | 200 | $ 5,000 | $ 35,962 | $ 11,237 | $ 52,199 |

See independent auditors' report and notes to financial statements

**M. H. Leblang, Inc.**

**Statement of Cash Flows**
**Year Ended December 31, 2013**

| | |
|---|---|
| **Cash flows from Operating Activities** | |
| Net Loss | $ (23,256) |
| Adjustments to reconcile net income to net cash by operating activities: | |
| Changes in operating assets and liabilities: | |
| Decrease in commission receivable | 1,216 |
| Decrease in prepaid taxes | 2,375 |
| Decrease in payroll tax payable | (184) |
| Increase in corporate tax payable | 75 |
| **Net cash used in Operating Activities** | (19,774) |
| **Cash flows from Investing Activities** | |
| Repayments to/from stockholder/officer | (2,894) |
| **Net cash used in Financing Activities** | (2,894) |
| **Net Decrease in Cash** | (22,668) |
| **Cash – Beginning of year** | 60,118 |
| **Cash – End of year** | $ 37,450 |

See independent auditors' report and notes to financial statements

# M. H. Leblang, Inc.

## Notes to Financial Statement

1. **OPERATIONS AND ORGANIZATION**

M. H. Leblang, Inc. (Company) is a non-clearing broker-dealer (that does not carry customer accounts) registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority ("FIRA"). The Company is exempt from SEC rule 15c3-3.

The Company derives their revenues from commissions earned primarily from the sales of life insurance, mutual funds and annuities.

The Company was incorporated in 1966 in the State of New York.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

**Basis of Presentation**

The financial statements include all the accounts of the Company.

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

**Investment in annuity**

Investment in annuity is reported at fair value.

**Commission Income**

Commission income and related expenses are recognized on the effective date of the underlying transaction as reported by the paying company.

**Financial Instruments**

The Company considers the carrying amounts of financial instruments, including cash, commissions receivable, due from stockholder/officer and accrued expenses to approximate their fair values because of their relatively short maturities which approximate fair value.

**Income Taxes**

The Company classifies income tax assessments, if any, for interest in interest expense and for penalties in general and administrative expenses.

## M. H. Leblang, Inc.

## Notes to Financial Statement

**Recent Accounting Pronouncements**

In February 2013, The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-02 "Comprehensive Income (Topic 220) Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income". The objective of this Update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this Update seek to attain that objective by requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. The amendment is effective prospectively for reporting periods beginning after December 15, 2012. For nonpublic entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. The adoption of this pronouncement is not anticipated to have a material impact on the Company's financial results or disclosures.

### 3. INVESTMENT IN ANNUITY

As of December 31, 2013, the investment in annuity consisted of an annuity contract, with underlying equity mutual funds, and a cost basis of $21,885. Management has classified the investment as available-for-sale and unrealized gains have been excluded from net loss and reported in comprehensive income.

### 4. DUE FROM STOCKHOLDER/OFFICER

Due from stockholder/officer of the Company was due on demand, without interest, and was repaid in 2014.

### 5. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2013, the Company paid no commissions to relatives of the stockholder/officer.

### 6. INCOME TAXES

Management has evaluated and concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements as December 31, 2013.

### 7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. At December 31, 2013, the Company had net capital of $30,053 which was $25,053 in excess of its required net capital of $5,000. The Company's net capital ratio was 5.01 to 1.

## M. H. Leblang, Inc.

### Notes to Financial Statement

8. **CONSIDERATION OF SUBSEQUENT EVENTS**

The Company evaluated all events and transactions occurring after December 31, 2013 through February 14, 2014, the date these financial statements were issued, to identify subsequent events which may need to be recognized or non-recognizable events which would need disclosure. No recognizable events were identified.

9. **COMMITMENTS AND CONTINGENCIES**

The Company has evaluated its position and found no commitments, contingencies or guarantees which may result in a loss or future obligation at December 31, 2013.

M. H. Leblang, Inc.

**Supplemental Information**
**Computation of Net Capital under Rule 15c3-1 of**
**The Securities and Exchange Commission**
**December 31, 2013**

| | | |
|---|---|---|
| **Total stockholder's equity** | | $ 52,199 |
| Deductions | | |
| Non-allowable assets | | |
| Commissions receivable | (5,660) | |
| Investment annuity | (13,123) | |
| Due from officer | (2,962) | |
| Prepaid taxes | (401) | |
| | | (22,146) |
| **Net Capital** | | $ 30,053 |
| **Net Capital Required** | | $ 5,000 |

See independent auditors' report and notes to financial statements

**M. H. Leblang, Inc.**

**Supplemental Information**
**Computation for Determination of Reserve Requirements**
**Under Rule 15c3-3 of**
**The Securities and Exchange Commission**
**December 31, 2013**

The provisions of Rule 15c3-3 are not applicable to the Company as of December 31, 2013 in accordance with Rule 15c3-3(k) (2) (ii).

**M. H. Leblang, Inc.**

**Supplemental Information**
**Reconciliation under Rule 17a-5(d) (4) of**
**The Securities and Exchange Commission**
**December 31, 2013**

**Reconciliation of Computation of Net Capital**

| | | |
|---|---|---|
| Net capital, per FOCUS Report, Part 11A | $ | 30,053 |
| Reconciling items | | None |
| Net Capital, as defined, per page 8 | $ | 30,053 |

See independent auditors' report and notes to financial statements

## OATH OR AFFIRMATION

I, Lila Leblang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.H.Leblang, Inc., as of December 31 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

EDWARD L. MANOWITZ
Notary Public, State of New York
No. 01MA4853312
Qualified in Nassau County
Commission Expires Feb. 17, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

February 14, 2014

**Board of Directors**
**M H Leblang, Inc.**
**300 East 56th Street, #6F**
**New York, NY 10022**

In planning and performing our audit of the financial statements of M H Leblang, Inc.(the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempted provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York

Schulman Lobel Wolfson Zand Abruzzo Katzen + Blackman LLP

Schulman Lobel Wolfson Zand Abruzzo Katzen & Blackman LLP

Schulman Lobel Wolfson Zand
Abruzzo Katzen & Blackman LLP
certified public accountants and advisors

NEW YORK • 1001 Avenue of the Americas, 10th Floor • New York, NY 10018
Tel 212.868.5781 • Fax 212.868.5782
NEW JERSEY • 2 King Arthur Court, Suite A • North Brunswick, New Jersey 08902
Tel 908.964.8300 • Fax 908.964.9090

www.schulmanlobel.com

February 14, 2014

**To the Board of Directors**
**M. H. Leblang, Inc.**
**c/o Lila Leblang**
**M. H. Leblang, Inc.**
**300 East 56th Street, #6F**
**New York, New York 10022**

Board of Directors,

In connection with our audit of the financial statements and supplemental information of M. H. Leblang, Inc. (Company), as of and for the year ended December 31, 2013, which we have issued our auditors' report thereon, dated February 14, 2014, we have also reviewed their Anti-Money Laundering (AML) Program as required by the Bank Secrecy Act (BSA) and its implementing regulations and FINRA Rule 3310 (AML Compliance Program).

Our review consisted of the following:

1. Reading the Company's AML procedures for 2013 and 2014 and comparing such procedures to the FINRA Updated Small Firm Template – Anti-Money Laundering (AML) Program: Compliance and Supervisory Procedures.
2. Considered the Company's use of a risk-based approach to developing their AML policies, procedures, controls and monitoring.
3. Discussed with Lila Leblang, the Company's AML compliance officer, the Company's AML procedures, FINRA's suggested template and their compliance, as specifically applicable to the Company.
4. In connection with our audit, we consider revenues and customers of the Company.
5. The use of a risk based review as allowable under FINRA Rules. The Company has extremely limited risk of AML issues.

Our review discovered the following:

1. Although the Company's AML procedures for 2013 and 2014 did not contain all the procedures from the FINRA Updated Small Firm Template, it included all the procedures necessary based on the risks of the Company. We also considered FINRA's comments on the 2013 procedures.
2. The Company rarely has new customers as there is no active selling. We discovered no new customers in 2013.

3. We determined that Lila Leblang has an understanding of the AML requirements, has implemented satisfactory procedures and monitors such procedures and performs all the monitoring.

4. We have been informed that there were no AML issues were discovered and no Forms SAR-SF were filed.

5. We considered the requirements of the Bank Secrecy Act's controls.

Based on our review, we are satisfied with the Company's AML Procedures and Compliance.

This information contained in this letter is intended solely for the use of the Board of Directors and management of M. H. Leblang, Inc. and its regulatory agencies and is not intended to be and should not be used for any other purposes or by anyone other than these specified parties.

Upon your review of this letter, please feel free to contact us with any questions.

Very truly yours,

Schulman Lobel Wolfson Zand Abruzzo Katzen + Blackman LLP

Schulman Lobel Wolfson Zand Abruzzo Katzen & Blackman LLP

c. It is the least reasonably possible that the events that could cause the severe impact will occur in the near term.

19. There are no material weaknesses or inadequacies at December 31, 2013 or during the period January 1, 2014 to February 14, 2014 in internal control and control activities for the calculation of net capital by Rule 15e3-1.

20. As of December 31, 2013, due from stockholder/officer of $2962 was due on demand, without interest, and was repaid in 2014.

21. The Company's office space and the stockholder's personal residence share one rental apartment. Based on the approximate square footage of each space, rent is allocated 50% to each.

22. As of December 31, 2013, all commission expense earned on commission income included for the year ended December 31, 2013, was paid or accrued in 2013.

23. Included in commission expense were commissions paid to a relative of the stockholder of $0.00

24. For the period January 1, 2013 and through the date of the letter, there were no meetings of the Board of Directors or Shareholders, but all transactions were authorized by me.

25. During the period January 1, 2013 end through the date of this letter, the Company has not consulted an attorney to any of the matters discussed in this letter.

26. Management has evaluated and concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements as of December 31, 2013.

27. The Company has evaluated that all events and transactions occurring after December 31, 2013 through February 14, 2014 to identify subsequent events which may need to be recognized or non-recognizable events which would need disclosure. No recognizable events were identified.

I have read the above representations and fully understand them.

Very truly yours,

Lila Leblang, President

**M H Leblang, Inc.**
**300 East 56th Street**
**New York, NY 10022**

February 14, 2014

Schulman Lobel Wolfson Zand Abruzzo Katzen & Blackman, LLP
1001 Avenue of the Americas
Suite 1000
New York, NY 10018

Gentlemen:

I am providing this letter in connection with your audit of the statement of financial condition of M H Leblang, Inc. (Company) as of December 31, 2013 and the related statements of income, cash flows and changes in stockholder's equity for the year then ended and supplemental information, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of M H Leblang, Inc. in conformity with accounting principles generally accepted in the United States. I confirm that the Company is responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. We are also responsible for adopting sound accounting principles, establishing and maintaining internal control and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that in the light of surrounding circumstances makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors

I confirm, to the best of my knowledge and belief, as of February 14, 2014, the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States.

2. I have made available to you all financial records and related data.

3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices, which have not been disclosed to you.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. I believe that the effects of the uncorrected financial statement misstatements in the attached schedule are immaterial, both individually and in the aggregate to the financial statements taken as a whole.

6. I acknowledge the Company's responsibility for the design and implementation of programs and controls to prevent and detect fraud.

7. I have no knowledge of any fraud or suspected fraud affecting the entity involving:
    a. Management
    b. Employees who have significant roles in internal control
    c. Others where the fraud could have a material effect on the financial statements

# M H Leblang, Inc.
# 300 East 56$^{th}$ Street
# New York, NY 10022

8. I have no knowledge of any allegations of fraud or suspected fraud affecting the entity received in communications from employees, former employees, analysts, regulators, short sellers or others.

9. The Company has no plans or intentions that may materially affect the carrying value or classification of assets or liabilities.

10. The following if any, have been properly recorded or disclosed in the financial statements:
    a. Related-party transactions, if any include sales, purchases, loans, transfers, leasing arrangements and guarantees and amounts receivable from or payable to related parties.
    b. Guarantees, whether written or oral, under which the Company is contingently liable.
    c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with the AICPA's Statement of Position (SOP) 94-6, Disclosure of Certain Significant Risks and Uncertainties. [Significant estimates are estimates at the balance sheet date that could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which events could occur that would significantly disrupt normal finances within the next year.]

11. There are no estimates that may be subject to a material change in the near term that have not been properly disclosed in the financial statements. We understand that *near term* means the period within one year of the date of the financial statements. In addition, we have no knowledge of concentrations existing at the date of the financial statements that make the company vulnerable to the risk of severe impact that have not been properly disclosed in the financial statements.

12. There are no:
    a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financials statements or as a basis for recording a loss contingency.
    b. Un asserted claims or assessment that is probable of assertion and must be disclosed in accordance with Financial Accounting Standards Board (FASB) State No. 5, Accounting for Contingencies.
    c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB Statement No. 5.
    d. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

13. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

14. As of December 31, 2013, commissions receivable were $5,659, all were valid receivables and included all commissions income earned for the year ended December 31, 2013 and not collected as of December 31, 2013. No allowance was required as all have been subsequently collected.

15. As of December 31, 2013, investment in annuity was marketable, owned by the Company and available for sale.

16. As of December 31, 2013, the Company has recorded all securities exchange memberships, if any.

17. There are no liabilities subordinated to the claims of creditors.

18. There are no risks associated with concentrations, based on information known to the Company, that meet all of the following criteria.
    a. The concentration exists at the date of the financial statements,
    b. The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.